ธนาคารกรุงเทพ
Bangkok Bank

07022162

SEC MAIL PROCESSING RECEIVED
MAR 1 9 2007
WASH, D.C. 185 SECTION

SUPPL

March 13, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Please be advised that the Board of Directors of Bangkok Bank adopted the following resolutions at the meeting on March 8, 2007:

1. To pay a final dividend of Baht 1.75 per share, for a total dividend of Baht 2.75 per share for 2006. This represents a payout ratio of 29%
2. To set the date of the annual ordinary meeting of shareholders on April 12, 2007
3. To propose to the shareholders' meeting for the issuance of bonds amounting to Baht 150,000 million to fund operations and/or to strengthen the capital base.

Please refer to the attached documents for details. The announcement can also be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Listed Companies Info/BBL/Company Announcements)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Announcements)

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel: (662) 230-2254, 230-1384
Fax: (662) 231-4890

dw 4/5

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: SSD./REG. 478/2007

March 8, 2007

Re : Resolutions of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the meeting of the Board of Directors (the "Board") of Bangkok Bank Public Company Limited (the "Bank") No. 4/2550 held on March 8, 2007, at which the Board had adopted the following resolutions:

1. Approved that the dividend payment for the operating results of the year 2006 be paid at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249,317,958.50, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and that the remaining amount be paid on May 11, 2007 at the rate of Baht 1.75 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2007 at 12.00 hrs., and that this resolution be proposed to the shareholders' meeting for consideration.

2. Approved the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds"), in the amount not exceeding Baht 150,000,000,000.00 or its equivalent in other currencies, to be offered for sale in domestic markets and/or in foreign markets to general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. This resolution is to be proposed to the shareholders' meeting for consideration.

3. Resolved to convene the 14th annual ordinary meeting of shareholders on April 12, 2007, starting at 15.00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 13th annual ordinary meeting of shareholders held on April 12, 2006.
<u>Objective and reason</u>: For the shareholders to approved the minutes collectively.
<u>Board's recommendation</u>: That the minutes be approved by the shareholders' meeting.

(2) To acknowledge the report on the results of operations for the year 2006 as presented in the annual report.

Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the report of the Board concerning the Bank's operating performance during the preceding year together with opinions on the future business operation be acknowledged by the shareholders' meeting.
Board's recommendation: That the report on the results of operations for the year 2006, which provides details on the results of the Bank's operations and significant changes occurring during the year 2006, be acknowledged.

(3) To acknowledge the report of the Audit Committee.
Objective and reason: To report to the shareholders on the performance of the Audit Committee during the year 2006.
Board's recommendation: That the report of the Audit Committee be acknowledged.

(4) To approve the balance sheet and the profit and loss statement for the year 2006.
Objective and reason: In order to comply with Section 112 of the Public Limited Companies Act and Article 41 of the Articles of Association of the Bank, which stipulates that the Bank shall arrange for the preparation of the balance sheet and the profit and loss statement as of the last day of the accounting period of the Bank and submit them to the annual ordinary meeting of shareholders for approval.
Board's recommendation: That the balance sheet and the profit and loss statement as of December 31, 2006, presenting the financial status and operating results of the Bank during the year 2006, which were audited and certified by the auditors of Deloitte Touche Tohmatsu Jaiyos and were considered by the Audit Committee, be approved.

(5) To approve the appropriation of the profit and the payment of dividend for the year 2006.
Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the appropriation of profit shall be considered and approved by the shareholders' meeting and Article 45 which stipulates that the Bank shall allocate to a reserve fund a portion of the annual net profit, which amount must not be less than ten percent of the annual net profit deducted by the accumulated losses brought forward (if any) until the reserve fund reaches an amount of not less than twenty five percent of the registered capital. The net profit of the Bank in 2006 amounted to Baht 17,854,755,202.55, and the accumulated profit to be appropriated in this year's annual ordinary meeting of shareholders amounted to Baht 19,102,569,639.09.
Board's recommendation: That the shareholders' meeting approve the appropriation of the profit and the payment of dividend for the operating results of the year 2006 as follows:

1. to allocate as a legal reserve in the total amount of Baht 1,000,000,000.00, being the allocation for the period of January-June 2006 amounting to Baht 500,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2006) and for the period of July-December 2006 amounting to Baht 500,000,000.00.

2. to allocate as other reserves in the total amount of Baht 10,000,000,000.00, being the allocation for the period of January-June 2006 amounting to Baht 5,000,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2006) and for the period of July-December 2006 amounting to Baht 5,000,000,000.00.

3. to pay dividend for the operating results of the year 2006 at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249,317,958.50, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount be paid on May 11, 2007 at the rate of Baht 1.75 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2007 at 12.00 hrs. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of the profit which are subject to income tax from the highest rate progressively down to the lowest rate.

(6) To elect directors in place of those retiring by rotation.
Objective and reason: In order to comply with Section 71 of the Public Limited Companies Act and Article 17 of the Articles of Association of the Bank, which stipulate that at every annual ordinary meeting of shareholders, one-third of the total number of the directors of the Company shall retire, there are 6 directors who are due to retire by rotation in the annual ordinary meeting of shareholders for 2006, namely, Mr. Chatri Sophonpanich, Mr. Piti Sithi-Amnuai, Mr. Amorn Chandarasomboon, Mr. Thamnoon Laukaikul, Mr. Prasong Uthaisangchai and Mr. Singh Tangtatswas.
Board's recommendation: The Nomination and Remuneration Committee has considered and selected qualified individuals to be proposed to be the Bank's directors in place of those retiring by rotation in accordance with the policy, criteria and methods prescribed and is of the opinion that the said 6 retiring directors possess suitable qualifications, with no disqualification pursuant to any relevant laws or regulations. The retiring directors have the knowledge, skills and expertise that will benefit the Bank's business and also possess high business ethics, vision and a positive attitude towards the Bank as well as the willingness to fully perform their assigned duties. The retiring directors' performances of their duties as the Bank's directors so far have been highly beneficial as reflected in the Bank's results of operation. Therefore, the Board recommends that all 6 directors retiring by rotation be re-elected to the Board.

(7) To elect additional directors.
Objective and reason: The Board of Directors of the Bank currently consists of 17 directors, who are highly qualified individuals with experience and expertise in various fields such as law, economics, accounting and finance, engineering and management. However, in order to further enhance the structure of the Board and to add broader perspectives in the consideration of business matters, it is proposed to increase the number of directors by 2 members , who are knowledgeable, have expertise and experience in the business management from the private sector and from the academic field.

Board's recommendation: That the shareholders' meeting elect additional directors, namely, Mr. Phornthep Phornprapha and Mrs. Gasinee Witoonchart, as proposed by the Nomination and Remuneration Committee.

(8) To acknowledge directors' remuneration.
Objective and reason: To report to the shareholders concerning the directors' remuneration which has been determined in line with the remuneration framework as proposed by the Nomination and Remuneration Committee.
Board's recommendation: That the directors' remuneration be acknowledged.

(9) To appoint the auditors and determine the remuneration.
Objective and reason: In order to comply with Section 120 of the Public Limited Companies Act and Article 50 of the Articles of Association of the Bank, which stipulates that the annual ordinary meeting of shareholders each year shall appoint an auditor and determine the auditing fee to be paid by the Bank, and which also stipulates that the former auditor may be re-appointed.
Board's Recommendation: The Audit Committee has considered and evaluated the quality of the work of the auditor for the year 2006 and reviewed the suitability as well as assessed the independence and the qualifications of the said auditor according to the criteria established, and is of the opinion that Deloitte Touche Tohmatsu Jaiyos is suitable to be appointed as the Bank's auditor. The Board therefore recommends that the shareholders' meeting appoint Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos, as auditors of the Bank for the year 2007 with the remuneration in the amount of Baht 10,800,000.00 which has been increased from the amount paid in the year 2006 by Baht 350,000 or 3.35% due to the increase of audit work to be performed pursuant to changes in regulatory requirements and accounting standards , and the increase in business costs.

(10) To approve the issuance and offer for sale of bonds by the Bank
Objective and reason: In order to enable the Bank to mobilize funds from investors or the general public to fund the operations of the Bank and/or to strengthen the Bank's capital base.
Board's Recommendation: That the meeting approve the issuance and offer for sale of various types of bonds by the Bank in the amount not exceeding Baht 150,000,000,000.00 or its equivalent in other currencies, details as per attachment hereto.

(12) Other Business.

4. Resolved that the share registration book be closed for the purpose of ascertaining the right to attend the annual ordinary meeting of shareholders as from 12.00 hrs. of March 23, 2007 until the meeting is closed.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

(Mr. Chartsiri Sophonpanich)
President

Details of the resolutions regarding the issuance of various types of the bonds

The Bank may issue bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000,000,000.00 or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years.

The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, depending on the terms and conditions of each issue.

The Board of Directors or the Board of Executive Directors shall be empowered to consider the person to whom the Bonds will be offered for sale and the number of Bonds to be issued each time, and the Board of Directors or the Board of Executive Directors or any person designated by either of them shall be empowered to consider and prescribe terms and conditions and details relating to the Bonds, i.e., denomination, interest rate, redemption period, offering price, program term, revolving limit, etc., including procedures and details relating to the offer and offering method of the Bonds as appropriate, taking into account the prevailing market condition at the time of issue, and to consider, select and appoint financial advisors and/or lead managers and/or underwriters for such Bonds, and to enter into various agreements relating to the issue and offer of such Bonds with relevant parties as necessary according to the laws, rules, regulations and customary practices of relevant authorities and countries for the benefit of the Bank and subject to the condition that the Bank must obtain prior approval from relevant authorities for the issuance of the Bonds.

END